11021069

3/17

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

MAR 02 2011

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48567

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weiss Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15430 Endeavour Drive
(No. and Street)

Jupiter (City) Florida (State) 33478 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Rano 561-627-3300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Templeton & Company, LLP
(Name – *if individual, state last, first, middle name*)

222 Lakeview Ave. (Address) West Palm Beach, (City) Florida (State) 33401 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Rano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weiss Capital Securities, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ELIZABETH LANCASTER
MY COMMISSION # DD 823010
EXPIRES: October 29, 2012
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

templeton
& COMPANY

Report of Independent Auditors

To the Board of Directors and Shareholder
Weiss Capital Securities, Inc.
(a wholly-owned subsidiary of Weiss Capital Management, Inc.)

We have audited the accompanying statement of financial condition of Weiss Capital Securities, Inc. (a wholly-owned subsidiary of Weiss Capital Management, Inc.) as of December 31, 2010, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Weiss Capital Securities, Inc. as of December 31, 2009 were audited by other auditors whose report dated February 23, 2010 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weiss Capital Securities, Inc. at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Templeton & Company, LLP

West Palm Beach, Florida
February 14, 2011

222 Lakeview Avenue, Suite 1200
West Palm Beach, Florida 33401
561-798-9988 ▪ Fax: 561-798-4053

5900 North Andrews Avenue, Suite 610
Fort Lauderdale, Florida 33309
954-333-0001 ▪ Fax: 954-938-2444

www.templetonco.com

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF WEISS CAPITAL MANAGEMENT, INC.)

STATEMENTS OF FINANCIAL CONDITION
December 31, 2010 and 2009

ASSETS

	2010	2009
Assets:		
Cash and cash equivalents	$ 45,335	$ 153,303
Deposit with clearing organization	-	25,000
Receivable from clearing organization	-	8,313
Prepaid expenses	19,075	26,579
Total current assets	64,410	213,195
Property and equipment, net	-	3,343
Due from Weiss Group	778,265	730,342
Deferred tax asset	-	2,279
Total assets	$ 842,675	$ 949,159

LIABILITIES AND SHAREHOLDER'S EQUITY

	2010	2009
Current liabilities:		
Accounts payable and accrued expenses	$ 1,337	$ 13,247
Due to related parties	2,919	24,812
Total current liabilities	4,256	38,059
Commitments and contingencies		
Shareholder's equity		
Common stock; no par, 10,000 shares authorized issued and outstanding, at stated value	25,000	25,000
Additional paid-in capital	2,044,300	2,044,300
Accumulated deficit	(1,230,881)	(1,158,200)
Total shareholder's equity	838,419	911,100
Total liabilities and shareholder's equity	$ 842,675	$ 949,159

See accompanying notes to financial statements.

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF WEISS CAPITAL MANAGEMENT, INC.)

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2010 and 2009

	2010	2009
Revenue:		
Commissions	$ 1,519	$ 93,874
Interest income	4	57
Total revenues	1,523	93,931
Operating expenses:		
General and administrative	81,966	188,697
Compensation	25,657	282,162
Clearing charges	4,575	27,697
Rent	7,650	27,366
Depreciation and amortization	-	2,534
Total operating expenses	119,848	528,456
Net loss before income tax benefit	(118,325)	(434,525)
Income tax benefit	(45,644)	(167,619)
Net loss	$ (72,681)	$ (266,906)

See accompanying notes to financial statements.

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF WEISS CAPITAL MANAGEMENT, INC.)

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
For the Years Ended December 31, 2010 and 2009

	Common stock		Additional Paid-In Captital	Accumulated Deficit	Total
	Shares	Amount			
Balance, January 1, 2009	10,000	$ 25,000	$ 1,644,300	$ (891,294)	$ 778,006
Capital contributions	-	-	400,000	-	400,000
Net loss	-	-	-	(266,906)	(266,906)
Balance, December 31, 2009	10,000	25,000	2,044,300	(1,158,200)	911,100
Net loss	-	-	-	(72,681)	(72,681)
Balance, December 31, 2010	10,000	$ 25,000	$ 2,044,300	$ (1,230,881)	$ 838,419

See accompanying notes to financial statements.

WEISS CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF WEISS CAPITAL MANAGEMENT, INC.)

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net loss	$ (72,681)	$ (266,906)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	-	2,534
Deferred taxes	2,279	(154)
Changes in operating assets and liabilities:		
Receivable from clearing organization	8,313	845
Refund of deposit with clearing organization	25,000	-
Prepaid expenses	7,504	18,078
Due from Weiss Group	(47,923)	(167,465)
Accounts payable and accrued expenses	(11,910)	6,486
Due to related parties	(21,893)	(3,749)
Net cash used in operating activities	(111,311)	(410,331)
Cash flows from investing activities:		
Proceeds from sale of equipment	3,343	-
Cash flows from financing activities:		
Capital contributions	-	400,000
Net decrease in cash	(107,968)	(10,331)
Cash, beginning of year	153,303	163,634
Cash, end of year	$ 45,335	$ 153,303

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Organization and Nature of Business

Weiss Capital Securities, Inc. (the "Company") is a wholly-owned subsidiary of Weiss Capital Management, Inc. (the "Parent"), a wholly-owned subsidiary of Weiss Group, LLC ("Weiss Group"), and was incorporated on August 9, 1995 under the laws of the State of Florida. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company initially operated as a limited purpose broker-dealer whose primary activity was to serve as underwriter and distributor for a proprietary money market fund, The Weiss Treasury-Only Money Market Fund (the "Fund"). Effective January 28, 2005, the Company was granted regulatory authority to expand its activities to a full service retail broker-dealer. As a full-service broker-dealer, the Company was authorized to execute transactions in equities, bonds, options and other securities in a variety of account types, and conduct other general brokerage activities. Retail operations commenced November 1, 2005 and continued through December 30, 2009. Effective December 31, 2009, FINRA granted the Company's application to cease its full service retail activities and revert to limited purpose broker-dealer status while maintaining the following business lines: mutual fund underwriter or sponsor, mutual fund retailer, and variable life insurance or annuities.

During 2010, the Fund's operations ceased. The Company will continue to pursue opportunities in its other authorized business lines.

Historically, the Company has not generated revenues sufficient to maintain its operations and thus has been dependent on the Parent to make capital contributions from time to time to maintain compliance with Rule 15c3-1. The Company will likely continue to depend on the Parent for these capital contributions. The Parent has committed to continue providing the necessary capital to maintain compliance with Rule 15c3-1.

Note 2 – Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Commissions

Commission revenues and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Note 2 – Summary of Significant Accounting Policies, Continued

Clearing Arrangement

Through 2009, the Company had an agreement with Pershing LLC ("Pershing") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts were maintained by Pershing. At December 31, 2009, the Receivable from clearing organization of $8,313 was due from Pershing. During 2010, subsequent to ceasing its full-service retail activities, the Company cancelled its clearing agreement with Pershing, at which time the $25,000 deposit it was required to maintain pursuant to the clearing agreement was refunded.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Certain amounts included in the financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of the financial statements and actual results could differ from the estimates and assumptions.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation and amortization. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and amortization is computed using an accelerated method for computer equipment based upon estimated useful lives of three years. Leasehold improvements are amortized using the straight-line method over either the economic useful life of the improvement or the lease term, whichever is shorter, based upon the Parent's lease term.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Note 2 – Summary of Significant Accounting Policies, Continued

Income Taxes, continued

The Company's earnings are included in the consolidated state and federal income tax returns of Weiss Group. For financial statement purposes, income taxes have been calculated as if the Company was filing separate returns. These amounts will eventually be settled with Weiss Group. For the years ended December 31, 2010 and 2009, the Company has amounts due from the Weiss Group of $778,265 and $730,342, respectively, which are related to tax benefits recognized by Weiss Group and are due to the Company. These amounts are due on demand and are non-interest bearing.

The Company has adopted the provisions of an accounting standard on uncertainty in income taxes on January 1, 2009. No liability for unrecognized tax benefits was recorded as a result of implementing this standard. For the year ended December 31, 2010, the Company did not have any unrecognized tax benefits as a result of tax positions taken during a prior period or during the current period. No interest or penalties have been recorded as a result of tax uncertainties.

Note 3 – Related Party Transactions

The Company had a Distribution Agreement (the "Agreement") with the Fund which ended April 30, 2010 to provide for the sale and distribution of shares of beneficial interest of the Fund. During the course of the Agreement, the Company was responsible for costs in connection with the offering of shares to the public. Expenses were allocated between the Company and the Fund pursuant to reasonable procedures and formulae mutually agreed upon from time to time.

During 2009, the Parent contributed $400,000 as additional paid-in capital. The Parent of the Company has committed to continue to provide additional funding necessary for the Company to maintain compliance with Rule 15c3-1. No such capital contributions were necessary or made during 2010.

Amounts due to related parties of $2,919 and $24,812 at December 31, 2010 and 2009, respectively, are non-interest bearing and due on demand.

The Company uses the office facilities and employees of its Parent. The Company entered into expense sharing agreements whereby all expenses associated with the operations of the Company paid by the Parent were charged to the Company. Under the agreements, certain expenses of the Parent are allocated to the Company as well as all of the Company's direct expenses paid by the Parent. Under the agreements, the Parent allocated $38,065 and $320,392 of expenses to the Company for the years ended December 31, 2010 and 2009, respectively.

All expenses allocated under the agreements were charged to operations. Management anticipates entering into a similar expense sharing agreement upon the expiration of the current agreement which expired on December 31, 2010.

Effective January 1, 2010, the Company sold its leasehold improvements to its Parent for $3,343.

Note 4 – Concentration of Credit Risk

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary. The credit risk is also minimized by the careful monitoring of customer accounts by the clearing firm.

At various times during the year, the Company has maintained deposits with other financial institutions in excess of amounts received. The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions. The Company did not experience any losses during the year with its deposited amounts.

Note 5 – Property and Equipment

Property and equipment, net, consisted of the following at December 31, 2010 and 2009:

	2010	2009
Leasehold improvements	$ -	$ 12,364
Computer equipment	11,148	11,148
	11,148	23,512
Less accumulated depreciation and amortization	11,148	20,169
	$ -	$ 3,343

Depreciation and amortization amounted to $0 and $2,534 for the years ended December 31, 2010 and 2009, respectively.

Note 6 – Income Taxes

The components of income tax expense (benefit) included in the statements of operations are as follows for the years ended December 31, 2010 and 2009:

	2010	2009
Current income tax expense (benefit):		
Federal	$ (41,415)	$ (143,588)
State	(6,508)	(23,877)
	(47,923)	(167,465)
Deferred income tax expense (benefit):		
Federal	2,279	(154)
	$ (45,644)	$ (167,619)

The net deferred tax asset arises from differences in the book and tax bases of depreciable property and equipment.

In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Note 7 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010 and 2009, the Company had net capital of $40,272 and $146,749, respectively, which was $15,272 and $121,749, respectively, in excess of its required net capital of $25,000 at each year end. At December 31, 2010 and 2009, the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.11 to 1 and 0.26 to 1, respectively.

Note 8 – Commitments and Contingencies

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations

There were no material differences between the Computation of Net Capital under Rule 15c3-1 as of December 31, 2010 and the Company's FOCUS report for the period ended December 31, 2010.

Note 9 – Subsequent Events

As of January 1, 2011, the Parent sold substantially all of its business operations to a third party including its trade name "Weiss Capital Management." The Parent did not sell its interest in the Company as part of the sale. Effective January 28, 2011, the incorporated name of the Parent is 15430 Endeavour Drive, Inc.

Management evaluated events occurring subsequent to December 31, 2010 through February 14, 2011 for events that require disclosure in the footnotes to the financial statements or recording in the 2010 financial statements.

SUPPLEMENTARY INFORMATION

SCHEDULE I
WEISS CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF WEISS CAPITAL MANAGEMENT, INC.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2010

Net Capital:	
Shareholder's equity	$ 838,419
Deductions:	
Unallowable assets:	
Due from Parent	778,265
Prepaid expenses	19,075
	797,340
Net capital before haircuts on securities	41,079
Haircuts on securities	807
Net capital	$ 40,272
Minimum net capital requirement	$ 25,000
Capital in excess of minimum net capital requirement	$ 15,272
Aggregate indebtedness	$ 4,256
Ratio of aggregate indebtedness to net capital	0.11 to 1

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2010):

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 41,609
Audit adjustment for accrued expenses	(1,337)
Audit adjustment for income tax benefit	45,644
Difference in allowable assets	(45,644)
Net capital per computation above	$ 40,272

NOTES TO SUPPLEMENTARY INFORMATION
As of December 31, 2010

NOTE A
Statement on Exemption from the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2010

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k(1), the Company is exempt from the computation for determination of reserve requirements and the information relating to the possession or control requirements. The Company operates a limited business consisting of mutual funds and variable annuities only.

NOTE B
SUBORDINATED BORROWINGS
as of December 31, 2010

As of December 31, 2010 and during the year ended December 31, 2010, the Company did not have any subordinated borrowings.

templeton
& COMPANY

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors and Shareholder
Weiss Capital Securities, Inc.
(a wholly-owned subsidiary of Weiss Capital Management, Inc.)

In planning and performing our audit of the financial statements of Weiss Capital Securities, Inc. (a wholly-owned subsidiary of Weiss Capital Management, Inc.) (the "Company") as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

222 Lakeview Avenue, Suite 1200
West Palm Beach, Florida 33401
561-798-9988 ▪ Fax: 561-798-4053

5900 North Andrews Avenue, Suite 610
Fort Lauderdale, Florida 33309
954-333-0001 ▪ Fax: 954-938-2444

www.templetonco.com

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Templeton & Company, LLP

West Palm Beach, Florida
February 14, 2011

templeton & COMPANY

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors and Shareholder
Weiss Capital Securities, Inc.
(a Wholly-Owned Subsidiary of Weiss Capital Management, Inc.)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Weiss Capital Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Weiss Capital Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Weiss Capital Securities, Inc.'s management is responsible for Weiss Capital Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting the following difference;

Check Date	Check Number	Payee	Amount
7/29/2010	002383	SIPC	$150.00

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules and working papers, noting no differences.

222 Lakeview Avenue, Suite 1200
West Palm Beach, Florida 33401
561-798-9988 ▪ Fax: 561-798-4053

5900 North Andrews Avenue, Suite 610
Fort Lauderdale, Florida 33309
954-333-0001 ▪ Fax: 954-938-2444

www.templetonco.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Templeton & Company, LLP

West Palm Beach, Florida
February 14, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended ______, 20__
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ —

B. Less payment made with SIPC-6 filed (exclude interest) (—)

______ Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) —

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ —

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ —

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Weiss Capital Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the ____ day of ______________, 20 ____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2010
and ending Dec 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1523
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,519
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	1,519
2d. SIPC Net Operating Revenues	$ 4
2e. General Assessment @ .0025	$ — (to page 1, line 2.A.)

WEISS CAPITAL SECURITIES, INC.

REPORT ON AUDITS OF FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009